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                                                                    EXHIBIT 20.1




FOR IMMEDIATE RELEASE             For further information, contact
April 23, 1996                    C. Mark Hussey
                                  Director, Investor and Public Relations
                                  Acme Metals Incorporated


                   ACME METALS SELLS $11.3 MILLION TAX-EXEMPT BONDS

Riverdale, IL, April 23, 1996--Acme Metals Incorporated today announced it has sold $11,345,000 of tax-exempt bonds. The Environmental Improvement Revenue bonds, issued by the Village of Riverdale, have a coupon rate of 7.95% and a 29 year maturity. The bonds, issued at 99.5, have an effective yield to maturity of 7.99%.

The net proceeds of the bonds will reimburse the Company for funds expended for the acquisition, construction and installation of sewage and solid waste disposal facilities which are part of the Modernization and Expansion Project currently under construction at the Company's Acme Steel Company plant in Riverdale, a Chicago suburb. The bonds are secured by the Company's pledge of loan payments and an interest in the solid waste disposal facilities.

The Modernization and Expansion Project consists of a continuous thin slab caster and seven stand hot strip mill which will be the world's first complex to produce MiniGrated-TM- steel, combining mini-mill efficiencies with Acme's traditional high quality liquid steel. This state-of-the-art technology will result in higher quality steels for customers, create opportunities to

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expand Acme's share of present markets as well as enter new markets, and ideally position Acme for enhanced long-term growth and profitability as a low cost, superior quality North American steel producer.

Acme Metals Incorporated, through its operating subsidiaries, is a fully integrated producer of steel, steel strapping and strapping products, welded steel tube, and auto and light truck jacks. Its common stock is traded on NASDAQ's National Market System under the symbol ACME and on the Toronto Stock Exchange under the symbol AMK.

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